E'B.

19006114

OMB APPROVAL	
Number:	3235-0123
es:	August 31, 2020
nated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C R Davis & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

939 Clocktower Drive, Suite A
(No. and Street)

Springfield (City) IL (State) 62704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey R Gibbs (217) 793-0733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

3200 Robbins Road Suite 200A (Address) Springfield (City) IL (State) 62704 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Jeffrey R Gibbs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C R Davis & Company, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
SUSAN N. GIBBS
Notary Public - State of Illinois
My Commission Expires 6/19/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

3200 Robbins Rd, Ste 200A
Springfield, IL 62704-6525
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Jeffrey R. Gibbs, President
C. R. Davis & Company

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of C. R. Davis & Company (the Company) as of December 31, 2018 and 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes and Schedule I - Computation of Net Capital Under Rule 15c3-1 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of operations and its cash flows for the years then ended in conformity with the accounting principle generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 (the Schedule) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the Schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I - Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber Eck + Braeckel LLP

Springfield, Illinois
February 11, 2019

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

	2018	2017
ASSETS		
Cash and cash equivalents	$ 153,034	$ 116,696
Receivable from brokers and dealers	15,530	14,860
Trading securities, at market value	64,823	71,789
Deferred income tax recoverable	3,987	12,904
Other assets	2,092	1,293
Equipment, net of accumulated depreciation of $9,780 and $9,346 at 2018 and 2017, respectively	1,369	1,803
	$ 240,835	$ 219,345
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 4,091	$ 2,874
Accrued payroll taxes	12,708	12,140
Commissions payable	43,815	35,845
	60,614	50,859
STOCKHOLDERS' EQUITY		
Common stock - authorized 100 shares of $100 par value; issued and outstanding 46 shares at 2018 and 50 shares at 2017	4,600	5,000
Additional contributed capital	51,404	55,874
Retained earnings	124,217	107,612
	180,221	168,486
	$ 240,835	$ 219,345

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME

Year ended December 31

	2018	2017
Revenues		
Concessions and commissions	$ 306,143	$ 298,367
Investment income	3,620	2,563
Net dealer inventory and investment gain (loss)	(9,762)	20,455
	300,001	321,385
Expenses		
Advertising	168	162
Depreciation	434	262
Dues and assessments	3,350	3,330
Entertainment	462	733
Financial and news service	2,201	1,864
Insurance	10,192	9,906
Miscellaneous	2,996	2,605
Office supplies	4,595	3,787
Postage and printing	226	487
Professional fees	7,750	7,650
Rent	21,600	21,600
Salaries and commissions		
Stockholders	123,764	131,796
Others	71,876	64,576
Service fees	-	3,108
Taxes	11,763	12,500
Telephone	4,208	4,191
Utilities	3,735	3,472
	269,320	272,029
Income before income taxes	30,681	49,356
Income tax expense	8,917	7,312
NET INCOME	$ 21,764	$ 42,044

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2016	$ 5,000	$ 55,874	$ 65,568	$ 126,442
Net income for the year	-	-	42,044	42,044
Balance at December 31, 2017	5,000	55,874	107,612	168,486
Retirement of stock	(400)	(4,470)	(5,159)	(10,029)
Net income for the year	-	-	21,764	21,764
Balance at December 31, 2018	$ 4,600	$ 51,404	$ 124,217	$ 180,221

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

	2018	2017
Cash flows from operating activities		
Net income	$ 21,764	$ 42,044
Adjustments to reconcile net income to net cash provided by operating activities		
Investment inventory (gain) loss	9,762	(20,455)
Depreciation	434	262
Decrease in deferred income taxes	8,917	7,312
Change in assets and liabilities		
Increase in receivable from brokers and dealers	(670)	(703)
(Increase) decrease in trading securities	(2,796)	28,836
(Increase) decrease in other assets	(799)	367
Increase (decrease) in accounts payable	1,217	(155)
Increase in accrued payroll taxes	568	421
Increase in commissions payable	7,970	2,788
Net cash provided by operating activities	46,367	60,717
Cash flows from investing activities		
Capital expenditures	-	(1,729)
Net cash used in investing activities	-	(1,729)
Cash flows from financing activities		
Retirement of stock	(10,029)	-
Net cash used in financing activities	(10,029)	-
Net increase in cash and cash equivalents	36,338	58,988
Cash and cash equivalents at beginning of year	116,696	57,708
Cash and cash equivalents at end of year	$ 153,034	$ 116,696

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals. The Company does not hold funds or securities of customers. Customer funds are held by the Company's clearing broker or by registered investment companies.

2. Security Transactions

Security transactions are recorded on the trade date.

3. Cash Equivalents

For purposes of these financial statements, the Company considers all money market funds and highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

4. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

5. Commissions

Securities commissions and related commissions to agents are recorded on a trade-date basis as securities transactions occur.

6. Trading Securities

The Company's securities are classified as trading securities and are valued at market as of December 31, 2018 and 2017. Accordingly, the financial statements reflect an unrealized loss of $(9,762) and an unrealized gain of $9,552 for the years ended December 31, 2018 and 2017, respectively, and an accumulated unrealized gain of $19,054 and $28,816 at December 31, 2018 and 2017, respectively.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

8. Income Taxes

The Company provides for deferred income taxes arising from the differences in financial and tax accounting.

As of December 31, 2018 and 2017, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial condition date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties paid during 2018 or 2017.

9. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

10. Subsequent Events

C. R. Davis & Company assessed events that have occurred subsequent to December 31, 2018 through February 11, 2019, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2018	2017
Current provision		
Federal	$ 7,867	$ 1,320
State	3,792	1,895
	11,659	3,215
Deferred provision	(2,742)	4,097
	$ 8,917	$ 7,312

Deferred tax recoverable at December 31, 2018 and 2017, consist of the following:

	2018	2017
Deferred taxes		
Net operating loss carryforward	$ 9,328	$ 20,987
Depreciation, net of tax expensing of equipment	(143)	(102)
Unrealized gains on securities	(5,431)	(8,214)
Foreign tax credit carryforward	233	233
	$ 3,987	$ 12,904

As of December 31, 2018, the Company had $29,525 in net operating loss carryforwards that have originated since 2011. These operating loss carryforwards will expire from 2031 through 2033.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 at December 31, 2018 and 2017. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018 and 2017, respectively, the Company had net capital of $141,099 and $119,634, which were $136,099 and $114,634 in excess of its required net capital of $5,000 for 2018 and 2017. The Company's aggregate indebtedness to net capital ratio was .43 to 1 at December 31, 2018 and 2017.

NOTE D - FAIR VALUE MEASUREMENTS

The Company follows requirements for *Fair Value Measurements* (as initially required by Statement of Financial Accounting Standards No. 157, and subsequently superseded by Accounting Standards Codification 820). The guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use including a consideration of non-performance risk.

The Company assessed the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, currency exchange rates, commodity rates, and yield curves. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability.

NOTE D - FAIR VALUE MEASUREMENTS - Continued

The fair values of the Company's investments were determined using inputs, as described above, at December 31, 2018 and 2017, as follows:

	2018	2017
Level 1		
Mutual Funds	$ 45,117	$ 48,442
Stocks	19,706	23,347
	$ 64,823	$ 71,789

There were no Level 2 or Level 3 investments held in 2018 or 2017.

NOTE E - FIXED ASSETS

Details of the book value of equipment owned by the Company follow:

	2018	2017
Cost	$ 11,149	$ 11,149
Accumulated depreciation	9,780	9,346
Book value	$ 1,369	$ 1,803

NOTE F - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2018 and 2017. The Company paid Mr. Gibbs rent totaling $19,800 during 2018 and 2017. Rental of the building is on a month to month basis.

SUPPLEMENTARY INFORMATION

C. R. Davis & Company

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1

December 31, 2018

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 180,221
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		180,221
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 27,956	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	27,956
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		152,265
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	11,166	
	D. Undue concentration	-	
	E. Other	-	11,166
10.	Net Capital		$ 141,099

C. R. Davis & Company

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 - CONTINUED

December 31, 2018

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)		$ 4,041
12.	Minimum dollar requirement		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital		136,099
15.	Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital requirement		135,038

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$ 60,614
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed where no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	-
19.	Total aggregate indebtedness		$ 60,614
20.	Ratio of AI/NC		.43 to 1

No material difference exists between the FOCUS IIA Submission of the Computation of Net Capital Under Rule 15c3-1 and the computation contained herein.

C. R. DAVIS & COMPANY

EXEMPTION REPORT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2018

KEB

Kerber, Eck & Braeckel LLP

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

3200 Robbins Rd, Ste 200A
Springfield, IL 62704-6525
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Jeffrey R. Gibbs, President
C. R. Davis & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) C. R. Davis & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which C. R. Davis & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) C. R. Davis & Company stated that C. R. Davis & Company met the identified exemption provisions throughout the most recent fiscal year without exception. C. R. Davis & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about C. R. Davis & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber Eck + Braeckel LLP

Springfield, Illinois
February 11, 2019

C. R. DAVIS & COMPANY
INVESTMENT SECURITIES
939 CLOCKTOWER DRIVE SUITE A
SPRINGFIELD, ILLINOIS 62704
217 793 0733 FAX 217 793 0792

Exemption Report
(Notice Pursuant to Rule 15c3-3)

SEC Registration Number: 8-00859
FINRA Registration Number: 1593

The Customer Protection Rule outlines exemptions that may be claimed, all limiting the degree of interaction that a broker-dealer may have with customer assets.

Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties, such as clearing broker-dealers.

C. R. Davis & Company is exempt from Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3.

C. R. Davis & Company met the identified exemption provisions in Rule 15c-3-(k)(2)(ii) throughout 2018 without exception.

All statements included in this Exemption Report are made to the best of my knowledge and belief, acting on behalf of C. R. Davis & Company.

Jeffrey R. Gibbs
President

1/22/19
Date